Mail Stop 6010

April 16, 2007

Lawrence A. Siebert
Chief Executive Officer
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, N.Y. 11763

Re: **Chembio Diagnostics, Inc.**
       Post Effective Amendment No. 2 to Form SB-2 Registration Statement
       Filed April 3, 2007
       File No. 333-125942

Dear Mr. Siebert:

        We have limited our review of your filing to the issues we have addressed in our
comments. Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments. After our comments have been satisfied, we will consider your request for
acceleration of the effective date of the registration statement.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

Comments

1.   The fee table in this post effective amendment indicates that you are registering
       8,158,530 shares of common stock for resale. However, the cover page of the prospectus
       indicates that the selling shareholders are offering 18,610,710 shares of common stock
       for resale. We note that the fee table in the original Form SB-2 registration statement
       also indicated that you were registering 8,158,530 shares of common stock for resale, but

the cover page of the prospectus on the Form SB-2 indicates that the selling shareholders offered 48,624,834 shares of common stock. Please tell us how the selling shareholders can sell more shares than you registered for resale. Please tell us the reason for the discrepancy and make the appropriate revisions to the document. We may have additional comments after reviewing your response.

2.   Please confirm to us that all of the shares included in this post effective amendment to the registration statement were included in the original registration statement declared effective on June 28, 2005.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mary K. Fraser at (202) 551-3609 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

Cc: Alan Talesnick, Esq.
       Patton Boggs LLP
       1660 Lincoln Street – Suite 1900
       Denver, Colorado 80264